SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 74587B 10 1

1)	NAME OF REPORTING PERSON

Christopher A. Marlett

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3)	SEC Use Only

4)	SOURCE OF FUNDS	OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	298,750 (1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	905,214 (2)
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	298,750 (1)
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	905,214 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,238,118

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.5%

14)	TYPE OF REPORTING PERSON	IN

(1) Includes 168,750 shares of Common Stock held by the Reporting Person, 130,000 shares of Common Stock held by the Christopher A. Marlett Living Trust, and 34,130 shares of Common Stock underlying a warrant issued on May 23, 2016, owned by the Reporting Person.

(2) Includes 496,658 shares of Common Stock held by MDB Capital Group, LLC (“MDB”), of which the Reporting Person is Chief Executive Officer and Managing Member, 149,812 shares of Common Stock underlying a warrant issued on November 6, 2014 owned by MDB (the “2014 Warrant”), and 258,744 shares of Common Stock underlying a warrant, issued on May 23, 2016, owned by MDB (the “2016 Warrant”). The Reporting Person disclaims beneficial ownership of (A) the 496,658 shares of Common Stock held of record by MDB, (B) the 149,812 shares of Common Stock underlying the 2014 Warrant, and (C) the 258,744 shares of Common Stock underlying the 2016 Warrant, except, in each case, to the extent of his pecuniary interest therein.

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This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and restates the Schedule 13D originally filed by Mr. Christopher A. Marlett (the Reporting Person”) with the Securities and Exchange Commission (“SEC”) dated May 23, 2016 (as amended the “Schedule 13D”).

Item 1.	Security and Issuer

The class of equity securities to which this Statement of Schedule 13D (this “Schedule 13D”) relates is shares of common stock (the “Common Stock”) of Pulse Biosciences, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 849 Mitten Road Suite 104, Burlingame, CA 90401.

Item 2.	Identity and Background.

a)	This Schedule 13D is being filed by Christopher A. Marlett (the “Reporting Person”).

b)	The Reporting Person’s business address is 2425 Cedar Springs Road, Dallas, Texas 75201.

c)	The Reporting Person principal occupation is Chief Executive Officer of MDB Capital Group, LLC, an investment banking firm, with a business address at 2425 Cedar Springs Road, Dallas, Texas 75201.

d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through the use of personal funds and provisions of services.

Item 4.	Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

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At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the Issuer;

f)	Any other material change in the Issuer’s business or corporate structure;

g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

j)	Any action similar to any of those actions enumerated above.

ITEM 5.	Interests in Securities of the Issuer

a)	The Reporting Person beneficially owns an aggregate of 1,238,118 shares of Common Stock, representing 7.34% of the Issuer’s Common Stock.

b)	The Reporting Person has (A) the sole power to vote and to dispose of 298,750 shares of Common Stock and (B) the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, of 905,214 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 905,214 shares of Common Stock over which he has the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, except to the extent of his pecuniary interest therein.

c)	Not applicable.

d)	Not applicable.

e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1.	Form of Warrant dated November 9, 2014, issued to MDB Capital Group, LLC (incorporated by reference to Exhibit 4.1 to Issuer’s Form S-1 Registration Statement, filed on December 22, 2015). *

2.	Form of Warrant, issued to MDB Capital Group, LLC (incorporated by reference of Exhibit 4.3 to Issuer’s Form S-1 Registration Statement, filed on March 28, 2016). *

_______

*  Previously filed by incorporation by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement on Schedule 13D is true, complete and correct.

Dated as of: March 13, 2017

/s/ Christopher A. Marlett
Christopher A. Marlett

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